UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-24509

ALLEGIANCE TELECOM, INC.

(Exact name of registrant as specified in its charter)
1405 South Beltline Road Suite 100 Coppell, Texas 75019 (972) 462-5800 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, par value $.01 11.75% Senior Discount Notes due 2008 12 7/8% Senior Notes Due 2008 (Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12g-3(b)(1)(ii)	☐
		Rule 15d-6	☐

        Pursuant to the requirements of the Securities Exchange Act of 1934, Allegiance Telecom, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 7, 2004
	By:	Allegiance Telecom Liquidating Trust, on behalf of Allegiance Telecom, Inc.
	By:	/s/ EUGENE I. DAVIS

	Name:	Eugene I. Davis
	Title:	Plan Administrator